Exhibit (c)-(3)

Duff & Phelps Market Check / Go-Shop Summary May 2016 CONFIDENTIAL

Going-Private Transactions’ Market Check/Go-Shop Summary Market Check & Go- No Market Shop Check/Go- 1 Shop 14 Go-Shop 7 Market Check 13 Out of the 35 public disclosed going-private transactions since 2013, 60% of the transactions conducted market check or Go-Shop. Out of the 27 transactions where the buyer consortium owns more than 1/3 of voting power, 59% of the transactions conducted market check or Go-Shop. Source: Company filings, Capital IQ Duff & Phelps 2 C O N F I D E N T I A L

Conducted Market Check Going-Private Transactions

Announced Date & Status	Company Name	Buyer Consortium Voting %	Transaction Implied Equity Value	Observations
1-Feb-2016 Merger agreement signed	Ku6 Media Co., Ltd. -	69.9%	$52 mm	■ Contacted 2 potential financial buyers and 11 potential strategic buyers
21-Jun-2015 Closed	Vimicro International Corp.	41.0%	$502 mm	■ Contacted 20 potential financial buyers and 7 potential strategic buyers
19-Jun-2015 Merger agreement signed	AirMedia Group Inc.	36.3%	$398 mm	■ Contacted 22 third parties
11-Jun-2015 Closed	Homeinns Hotel Group	34.5%	$1,672 mm	■ NA
30-May-2015 Merger agreement signed	Taomee Holdings Ltd.	44.7%	$61 mm	■ Contacted 46 potential private equity sponsors and 45 potential strategic investors
29-Apr-2015 Closed	WuXi PharmaTech (Cayman) Inc.	4.6%	$3,364 mm	■ Contacted nine potential alternate buyers
27-Jan-2014 Closed	Shanda Games Limited	90.9%	$1,946 mm	■ Contacted 7 potential financial sponsors and 9 potential strategic investors
24-Dec-2013 Closed	Noah Education Holdings Ltd.	66.5%	$108 mm	■ Contacted 9 potential strategic buyers and 19 potential financial buyers
25-Nov-2013 Closed	Giant Interactive Group, Inc.	47.2%	$3,017 mm	■ Contacted 6 financial sponsors and 4 strategic parties
10-Dec-2013 Closed	Trunkbow International Holdings, Ltd.	43.9%	$54 mm	■ Contacted 64 potential financial buyers and 11 potential strategic buyers
18-Nov-2013 Closed	Asia Green Agriculture Corp.	61.1%	$20 mm	■ Contacted 15 potential financial buyers and 7 potential strategic buyers

DUFF&PHELPS 3 CONFIDENTIAL

Conducted Market Check Going-Private Transactions (cont')

Announced Date & Status	Company Name	Buyer Consortium Voting %	Transaction Implied Equity Value	Observations
06-Jun-2013 Closed	iSoftStone Holdings Limited	15.5%	$359 mm	▪ Contacted 3 private equity funds and 7 potential strategic buyers
20-May-2013 Closed	Pactera Technology International Ltd.	10.0%	$583 mm	▪ Contacted 8 potential financial buyers and 13 potential strategic buyers

DUFF & PHELPS 4 CONFIDENTIAL

Conducted Go-Shop Going-Private Transactions

Announced Date & Status	Company Name	Buyer Consortium Voting %	Transaction Implied Equity Value	Observations
17-Jun-2015 Merger agreement signed	Qihoo 360 Technology Co. Ltd.	61.3%	$9,929 mm	■ Conducted 45 days Go-Shop ■ Contacted 3 potential strategic bidders
4-Jun-2015 Closed	Mindray Medical International Limited	63.3%	$3,313 mm	■ Conducted 45 days Go-Shop ■ Contacted 5 potential interested parties
20-Apr-2015 Closed	Xueda Education Group	58.4%	$345 mm	■ Conducted a 45 days Go-Shop ■ Contacted 20 strategic bidders and 23 financial bidders
31-Dec-2014 Closed	Perfect World Co., Ltd.	56.0%	$1,072 mm	■ Conducted a 30 days Go-Shop ■ Contacted 21 strategic bidders and 24 financial bidders
17-Feb-2014 Closed	Chindex International Inc.	21.5%	$434 mm	■ Conducted a 45 days Go-Shop ■ Contacted or received inbound interest from 43 parties, including both financial and strategic bidders
30-Sep-2013 Closed	Charm Communications Inc.	55.4%	$193 mm	■ Conducted a 30 days Go-Shop ■ Contacted 23 potential financial buyers and 8 potential strategic buyers
17-Aug-2013 Closed	Exceed Company Ltd.	65.1%	$60 mm	■ Conducted a 40 days Go-Shop ■ Contacted 27 potential buyers to formally solicit their interest in putting forth a competing offer to acquire the Company as part of the go-shop process

DUFF&PHELPS 5 CONFIDENTIAL

Conducted Market Check & Go-Shop Going-Private Transactions

Announced Date & Status	Company Name	Buyer Consortium Voting %	Transaction Implied Equity Value	Observations
12-Mar-2013 Closed	Camelot Information Systems Inc.	19.0%	$98 mm	■ Conducted a pre-signing market check and Go-Shop ■ Contacted 71 potential buyers

DUFF & PHELPS

6

CONFIDENTIAL

No Market Check/Go-Shop Going-Private Transactions Buyer Transaction Announced Company Name Consortium Implied Observations Date & Status Voting % Equity Value 16-Oct-2015 Youku Tudou Inc. 60.5% $5,400 mm The Special Committee decided not to pursue an active market check considering (i) the fact that, as of the date of the Proposal Letter, Closed Parent and the Supporting Parties beneficially owned, in aggregate approximately 38.8% of the total issued and outstanding Ordinary Shares entitled to vote as of the date of the Proposal Letter, representing approximately 60.5% of the total voting power of the Company as of the date of the Proposal Letter, and could effectively block an alternative transaction, (ii) the fact that Parent has a contractual right of first offer with respect to certain change- of- control transactions, and could substantially impede an alternative transaction, (iii) the fact that Alibaba had expressed its strong opposition to such provisions in the merger agreement, and (iv) the significant disruption to the operations of the Company that a pre- signing market check could cause 15-Sep-2015 Jinpan International 23.45% $99 mm NA Limited Closed 14-Aug-2015 Country Style Cooking 56.9% $44 mm The special committee concluded that reaching out to third parties to Restaurant Chain Co., assess their interest in an alternative transaction would be futile and Closed Ltd. would not be in the best interests of the Company or its shareholders taking into consideration all available facts, including (1) the Consortium’s beneficial ownership of approximately 56.9% of the total outstanding shares and their collective ability to veto any other transaction by voting against it, (2) the absence of any indication of interest to DPS or the Special Committee by any potential bidder in making an alternative offer since the public announcement of the Proposal and (3) the significant disruption to the operations of the Company that a pre-signing market check may cause Duff & Phelps 7 C O N F I D E N T I A L

No Market Check/Go-Shop Going-Private Transactions (cont’) Buyer Transaction Announced Company Name Consortium Implied Observations Date & Status Voting % Equity Value 3-Aug-2015 eLong Inc. 97.0% $648 mm The special committee concluded that it would not be in the best interests of the Company or its shareholders to proceed with an active Merger market check given (i) the fact that the Consortium members agreement collectively held more than 90% of the voting power in the Company signed and more than 70% of the total outstanding Shares of the Company, (ii) the fact that no third party had indicated any interest in pursuing an alternative transaction involving the Company, and (iii) the significant disruption to the operations of the Company that a broad pre-signing market check may cause and the increased risk of leaks of confidential information of the Company, which could create instability among the Company’s employees as well as its customers and vendors 1-Aug-2015 Global-Tech Advanced 66.8% $27 mm NA Innovations Inc. Closed 6-July-2015 China Nepstar Chain 79.5% $257 mm The Special Committee decided not to pursue an active market check Drugstore Ltd. considering (i) the Buyer Group and their affiliates owned shares in Merger the Company representing approximately 79.5% of the outstanding agreement voting power and the Buyer Group’s ability to veto any other signed transaction at a shareholders meeting, (ii) the Buyer Group’s indication that it was committed to the current proposal and not any potential proposal from a third party, (iii) no other party had expressed an interest in a transaction with the Company since the announcement of the proposed transaction, and (iv) the significant disruption to the operations of the Company that a pre-signing market check may cause Duff & Phelps 8 C O N F I D E N T I A L

No Market Check/Go-Shop Going-Private Transactions

Announced Date & Status	Company Name	Buyer Consortium Voting %	Transaction Implied Equity Value	Observations
13-Jun-2015 Merger agreement signed	iDreamSky Technology Limited	57.2%	$609 mm	■ the Special Committee determined not to conduct a pre-signing market check or auction considering (i) that the Buyer Group had confirmed that they were not interested in selling their interests in the Company or participating in any alternative transaction; (ii) the Buyer Group's ongoing negotiations with Tencent as a rollover shareholder in the proposed going private transaction and Tencent's confirmation of its intention to participate in the Buyer Group; (iii) that the shares of the Buyer Group, including the participation of Tencent, would represent a voting interest of more than 50% of the total voting interests represented by shares in the Company; (iv) market practice for conducting a market check in this context; (v) the fact that no third party had indicated any interest in pursuing an alternative transaction involving the Company; (vi) the volatility of the industry and the sector in which the Company operates; and (vii) the declining operating results of the Company.
12-Jul-2015 Closed	Mecox Lane Limited	63.8%	$52 mm	■ The Special Committee decided not to initiate a market check given (x) the buyer group owed approximately 63.8% of the outstanding voting power and therefore had ability to veto any other transaction at a shareholder meeting and was clearly a controlling shareholder for any matter that requires shareholders' approval, including the election of the directors, (y) the buyer group had clearly indicated that it was committed to the current proposal and not any potential proposal from a third party, and (z) no other party had expressed an interest in a transaction with the Company since the announcement of the proposed transaction.

DUFF & PHELPS 9 CONFIDENTIAL

No Market Check/Go-Shop Going-Private Transactions

Announced Date & Status	Company Name	Buyer Consortium Voting %	Transaction Implied Equity Value	Observations
12-Jun-2015 Closed	Bona Film Group Limited	53.9%	$1,047 mm	■ The Independent Committee concluded that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or its shareholders (i) the fact that, given the Consortium's beneficial ownership of approximately 53.9% of the Company's total issued and outstanding Shares, and they have agreed to vote for the proposal transaction and vote against any competing proposal pursuant to the Consortium Agreement (ii) the absence of any indication of interest by any potential bidder in making an alternative offer since the public announcement of the proposal and (iii) the significant disruption to the operations of the company that a pre-signing market check may cause.
13-Apr-2015 Closed	Sungy Mobile Limited.	69.1%	$157 mm	■ In light of the Buyer Group's shareholding position and certain of their members' expressed position not to sell their respective stakes in the Company to any third party, the Special Committee concluded that it was unlikely that a market check or "go-shop" process would result in a competing proposal from a third party that could likely be consummated.
10-Feb-2014 Closed	AutoNavi Holdings Limited	28.3%	$1,168 mm	■ The independent committee concluded that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or its shareholders considering (1) the fact that, given the Alibaba Group's beneficial ownership of approximately 28.3% of the Company's total issued and outstanding Shares (as of February 10, 2014) and contractual right of refusal with respect to certain strategic transactions and veto right with respect to change-of-control transactions with competitors, Merger Sub could effectively block or substantially impede an alternative transaction, (2) the absence of any indication of interest to Lazard or the independent committee by any potential bidder in making an alternative offer since the public announcement of the Proposal Letter on February 10, 2014 and (3) the significant disruption to the operations of the Company that a pre- signing market check may cause.

DUFF&PHELPS 10 CONFIDENTIAL

No Market Check/Go-Shop Going-Private Transactions (cont')

Announced Date & Status	Company Name	Buyer Consortium Voting %	Transaction Implied Equity Value	Observations
20-Jun-2013 Closed	ChinaEdu Corporation	43.7%	$66 mm	■ The Independent Committee decided not to initiate a market check given (i) the Original Buyer Group's beneficial ownership of approximately 43.7% of the total outstanding shares of the Company and its consequent ability to block a competing transaction under Cayman Islands law, which requires approval of a merger transaction by two-thirds of the Shares voting in person or by proxy, by voting against it; (ii) the Original Buyer Group's position that it would not consider any transaction other than the proposed take private transaction; (iii) the Original Buyer Group's ongoing negotiations with McGraw-Hill, and (iv) the determination by the Independent Committee to insist upon the right to terminate any definitive merger agreement that the Company entered into with the Original Buyer Group or its affiliates in order to accept a superior proposal.
21-May-2013 Closed	Le Gaga Holdings Ltd	52.8%	$193 mm	■ The special committee and its advisors discussed the likelihood that a market check would not result in a proposal from an interested third party given the Consortium's aggregate shareholding in the Company.
11-Mar-2013 Closed	Simcere Pharmaceutical Group.	21.4%	$540 mm	■ NA

DUFF & PHELPS 11 CONFIDENTIAL